Contact

www.linkedin.com/in/alice-s-li
(LinkedIn)

Alice Li

Founder @ First Day (we're hiring!!)
San Francisco, California, United States

Experience

First Day
CEO & Founder
2017 - Present (5 years)
San Francisco Bay Area

Health and wellness for the whole family. Check us out @ hifirstday.com.

Bain & Company
Senior Associate Consultant
2014 - 2017 (3 years)
San Francisco

-technology (hardware, cloud & SaaS, AI)

-private equity

-retail

Novantas
Associate
2013 - 2013 (less than a year)
Greater New York City Area

Aegean Airlines
Network Planning
2012 - 2012 (less than a year)
Athens, Greece

Yale University
Tobin Research Assistant in Economics
2012 - 2012 (less than a year)

Veritas Investments, Inc.
Analyst
2011 - 2011 (less than a year)
San Francisco Bay Area

Education

Yale University

Bachelor of Arts (B.A.), Economics